Exhibit 99.5

IMPERIAL CHEMICAL INDUSTRIES PLC

STRATEGIC UPDATE AND FINANCIAL TARGETS

ICI is today providing a strategic update following the Q3 analyst results presentation in London. The full presentation is available on the ICI website. A summary of the key points follows:

ICI believes it can deliver substantial performance improvement from its existing business, focusing on performance transformation rather than portfolio transformation. As previously stated, ICI believes that major divestments are unattractive at present.

Underpinning ICI’s strategy is a vision of a company built on leading edge technology and outstanding knowledge of customer needs.

ICI Today

•	A £6 billion specialty products and paints business, with a diverse customer base, serving a wide variety of end-use markets, many of which are close to the consumer and relatively non-cyclical.

•	A business with broad geographic diversity, with Europe and US each representing about one third of sales, and a strong and growing presence in Asia.

•	A business with significant raw-material diversity employing thousands of petrochemical, natural and synthetic feedstocks.

•	A business with strong positions in many of the markets in which it operates, from decorative paints to modified food starch, from fragrances to oleochemicals.

•	A business that employs many very talented people, with significant expertise in their fields.

•	A substantial specialty business, where many products are differentiated and therefore not easy for the customer to replace.

ICI Vision

ICI’s vision is to become a genuine leader in formulation science. It has, and will continue to build, a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms in order to develop products that provide improved performance for customers.

•	Key products will include decorative paints, industrial adhesives, modified starches, fragrances and flavours.

•	Key markets will include architectural coatings, home and personal care, food, packaging, electronics and geographically, Asia.

Four technology platforms underpin this vision: materials technology, molecular science, bioscience, and technology enablers.

Three capabilities are critical for value creation, namely consumer understanding, customer process understanding, and customer product understanding.

The combination of these technology and value creation capabilities is ICI’s key source of competitive advantage. ICI believes it has strong capabilities in these areas today, and these will be sustained going forward, although there are also emerging areas in which ICI will be investing.

Capturing value from the sale of products that have been developed based on this combination of capabilities, also requires skills in the areas of brand management, key account and distributor management, and pricing. ICI recognises that a number of these capabilities need to be strengthened over the next few years. ICI, however, believes that its overall level of investment in R&D and marketing is appropriate.

Opportunity

ICI’s recent strategic review confirmed that there are significant opportunities for creating and capturing additional value. There are three principal requirements:

1. Improved resource allocation. ICI will be more focused and directive in ensuring that each strategic business unit (“SBU”) is pursuing the right generic strategy, and that the right level and type of resource is allocated to each of the markets in which they operate. The SBU’s will be segmented into four groups, depending on their likelihood of delivering profitable growth. These groups currently comprise:

Strategic stance	Strategic Approach	Strategic Business Units *

Grow	Aggressively	Fragrances, Flavours, Electronic materials, Starch Asia, Adhesives Asia, Paints Asia

Grow	Selectively	Paints Europe, Paints Latin America, Pan-Atlantic Food starch

Maintain	Aggressively	Paints North America, Pan-Atlantic Adhesives

Maintain	Selectively	Packaging Coatings, Emulsions, Industrial Starch, Base Oleochemicals, Base Surfactants

     * Major SBUs only

Resources will be allocated preferentially to those SBU’s in the “Grow Aggressively” category. In these SBU’s, the principal aim will be to gain market share, albeit to do so profitably.

ICI recognises that significant investment in technology and marketing is unlikely to deliver a payback in every market in which it operates. In some cases divestment of businesses will be considered but, where that is either not practical or not value-adding, the generic strategy will focus more heavily on cost and capital effectiveness than on product differentiation.

2. Greater emphasis on profit and cash generation. ICI believes it is unlikely to reach its targets without a step change in cost and capital effectiveness. ICI will seek to substantially improve effectiveness in fixed and variable cost management, and in working capital and fixed capital efficiency. Progress towards better utilisation in plants where operating efficiency is low, and better mix in plants where it is high, should allow ICI to hold capital expenditure to around £200m per annum for the next few years.

The restructuring programmes announced earlier this year are the cornerstone of the drive for greater cost efficiency, with expected delivery of some £110 million of P&L benefit in 2005.

3. More effective execution. ICI believes it has both strong technology and market capabilities, and the skills required to utilise these capabilities in order to develop products that generate superior value for customers. ICI seeks to deliver, however, improved and more consistent bottom-line performance. This requires effective execution of the announced restructuring programmes, of tailored business profitable growth strategies, and in increasing operational effectiveness.

The organisation model going forward will be designed to facilitate this. ICI will continue to be organised around today’s International and Regional & Industrial businesses. Additionally, executive groups across ICI will be formed to drive operational excellence, a vital part of which will relate to cost- and capital-effectiveness. These groups will be established for Procurement, IT, HR, Technology, Manufacturing and Finance as well as Safety, Health and the Environment. ICI will also seek to behave in a sustainable and environmentally responsible manner wherever it operates.

The leaders of the businesses will be held accountable for driving value through profitable growth; and, together with the new executive groups, will take co-ownership for driving value through operational effectiveness within their own business and right across ICI.

Financial Targets

ICI will continue to measure its performance on the basis of total shareholder return performance relative to its peers, recognising that delivery against its targets is not independent of general economic and market conditions. Internally, ICI’s performance focus has been, and will continue to be, on economic profit growth, and ICI today announces a number of targets which, if delivered, will lead to growth in economic profit over time. These targets are based around current UK accounting standards:

•	Average sales growth at, or better than, the growth in real GDP over the four year period 2004 to 2007. This target is expressed on a comparable basis, excluding exchange rate translation impacts and the effects of acquisitions and divestments.

•	An increase in Group trading profit margins, before goodwill amortisation and exceptional items, by an average of ½% per annum over the next four years. If achieved, this will raise trading margins from around 7%, as delivered in the first 9 months of this year, to about 9% in 2007.

•	In addition, reflecting the importance of improving capital effectiveness in enhancing economic profit, ICI also intends to improve after tax return on capital employed by an average of 1% per annum to close to 10% in 2007.

If delivered, the combination of these targets will result in, on average, double-digit growth in earnings per share, before goodwill amortisation and exceptional items, each year from 2004 until 2007.

ICI’s intent is to ensure that variable compensation plans are intimately related to these targets.

ICI believes that its balance sheet provides sufficient scope to invest in the capabilities needed for driving profitable growth. Investment in marketing appropriation in Paints has consistently increased, and is now some 7% of sales. Similarly, R&D spend across the other International Businesses is up to around 3.5% of sales.

Finally, ICI is committed to improving cash flow. Its target will be to generate positive cash flow before acquisitions on a sustainable basis from 2005 onwards.

ICI’s historic performance and the definitions upon which these targets are based are contained in Appendix I and II respectively.

Further information:
Access will be available over the Internet to the results presentation to investment analysts on 30 October on ICI’s website, www.ici.com.

APPENDIX I

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP RATIO HISTORY

	1998	1999	2000	2001	2002	Q3 YTD 2003

Comparable Sales Growth (%)	n/a	2	4	–1	2	1

Trading Margin (%)	7.0	7.2	7.9	8.9	8.7	7.3

ROCE (%)	7.4	7.1	7.8	7.2	7.0	5.3

Earnings per share (p)	26.1	28.7	32.7	29.8	23.7

Cashflow before acquistions (£m)	437	1666	–330	–43	366

Notes: All definitions are outlined in Appendix II

APPENDIX II

IMPERIAL CHEMICAL INDUSTRIES PLC

Definitions:

COMPUTATION:

Group comparable sales	Group sales as reported, adjusted to exclude the effects of:
• Currency translation
• Divestments
• Acquisitions

Group trading margin	Group trading profit before goodwill amortisation and exceptional items
Divided by

Group sales as reported

Expressed as a percentage

Group Return on Capital employed (ROCE)	Group trading profit (1) before exceptional items, after restructuring amortisation (4) and after tax (2)
Divided by

Average (net operating assets + net operating exceptional items)

Expressed as a percentage

Net operating assets	Tangible fixed assets + goodwill on acquisitions (3) + operating working capital.

Net operating exceptional items	For financial ratio calculation purposes only, this is defined as: Asset write downs arising on restructuring + cash cost of restructuring before tax and after amortisation (4)

Group Earnings per Ordinary Share	Group profit after tax and minority interests (before goodwill amortisation and exceptional items)
Divided by

Weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period

Group Cash flow before acquisitions	Group Cash inflow (outflow) before use of liquid resources and financing
Add back

Cash consideration for subsidiary undertakings and operations acquired (5)

Notes:
(1)	Including goodwill amortisation.
(2)	A tax charge is applied to the Group trading profit (before goodwill amortisation and after restructuring amortisation) using the Group's effective tax rate for the year (2002: 29%). The Group's effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before goodwill amortisation and exceptional items.
(3)	Goodwill on acquisitions relates to goodwill capitalised on the Group balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Specialty Chemical businesses) which has been charged directly to reserves.
(4)	Restructuring cash spend is capitalised in each year spend occurs and then amortised over 3 years starting on 1 January following the year of spend.
(5)	Excluding cash loans to associates and other investments (eg. loans to Ineos Chlor).